SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)
(Amendment No. 4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Strasbaugh
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, no par value
(Title of Class of Securities)

 86260A 101
(CUSIP Number of Class of Securities Underlying Options)

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

CHUCK SCHILLINGS
PRESIDENT AND CHIEF EXECUTIVE OFFICER
STRASBAUGH
825 BUCKLEY ROAD
SAN LUIS OBISPO, CALIFORNIA 93401
(805) 541-6424

 Copies of all correspondence to:

Robert J. Zepfel
Haddan & Zepfel LLP
500 Newport Center Drive, Suite 580
Newport Beach, CA 92660
(949) 706-6000
Fax (949) 706-6060

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$199,112.40	$39.82

*
Calculated solely for purposes of determining the filing fee. This amount assumes that a maximum of 663,708 shares of Common Stock of Issuer, having an aggregate value of $199,112 as of July 21, 2009 will be issued pursuant to this offer. The aggregate value of such shares was calculated based on the closing price of the Common Stock on July 21, 2009.

☑
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:	$39.82
Filing party:	Strasbaugh
Form or registration No.:	Schedule TO
Date filed:	July 22. 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐

EXPLANATORY NOTE

This Amendment No. 4 amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission on July 22, 2009, and amended on August 24, 2009, August 26, 2009, and September 8, 2009,  relating to an offer by Strasbaugh, a California corporation (the “Company”), to its employees and members of the Board of Directors holding options under its 2007 Share Incentive Plan, to exchange a lesser number of shares of Common Stock for such options (the “Exchange Offer”).

The sole purpose of this amendment is to clarify that the offer commenced on July 22, 2009.

Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended, this Amendment No. 4 amends and restates only the items and exhibits to the Schedule TO that are being amended and restated, and unaffected items and exhibits are not included herein. This Amendment No. 4 should be read in conjunction with the Schedule TO.

1. Exhibit (a) (1)(A), the Offer to Exchange Outstanding Options for Common Stock is hereby amended, as follows:

(a)  The second sentence of the third paragraph on page (i) is amended to read as follows: “The Commencement Date is July 22, 2009 and the Expiration Date is September 25, 2009 (unless extended)”.

(b) The phrase at the bottom of page (i) is amended to read as follows: “Offer to Exchange Dated July 22, 2009.”

(c) The second entry in “Glossary” (on page (iii)) is amended to read as follows: “Commencement Date means the date the Offer is first being made, which is July 22, 2009.”

2. Exhibit (a) (1) (B), the Instructions To Election Form And Information Sheet, and Election Form and Information Sheet, is hereby amended, as follows:

(a) The first sentence in Section 1 is amended to read as follows: “All terms used in this Election Form and the subsequent Information Sheet but not defined have the meaning given them in the Offer to Exchange, dated July 22, 2009.”

(b) Section 1 of the Election Form is amended to read as follows: “1. I have received the Offer to Exchange dated July 22, 2009 and this Election Form.”

3. The date of Exhibit (a) (1)(C) is amended to read “July 22, 2009” instead of “September 8, 2009.”

Item 12.	Exhibits.*

(a)(1)(A)     Offer to Exchange Outstanding Options for Common Stock.

(a)(1)(B)     Instructions To Election Form And Information Sheet, and Election Form and Information Sheet.

(a)(1)(C)     Transmittal Letter.

(b)               Not applicable.

(c)               Not applicable.

(d)               Not applicable.

(e)               Not applicable.

(f)                Not applicable.

(g)               Not applicable.

(h)               Not applicable.

 *All exhibits have been filed previously.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 4 to Schedule TO is true, complete and correct.

Strasbaugh

/s/ Chuck Schillings
Chuck Schillings
President and Chief Executive Officer

Date: September 10, 2009